Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Veritex Holdings, Inc.
Commission File No.: 001-36682
Date: July 28, 2025

The following is an excerpt of an article published by Banking Dive, in connection with an interview featuring Huntington Bancshares Incorporated’s Senior Executive Vice President and Chief Financial Officer, Zachary Wasserman.

Banking Dive
Huntington CFO: Veritex met ‘high bar’ for acquisitions
By: Caitlin Mullen
7/21/2025

As Huntington conducted due diligence on acquisition target Veritex, the Columbus, Ohio-based regional discovered many of the customers it had hoped to snag over time were already clients of the Texas bank.

That was just one advantageous aspect of the $1.9 billion deal, announced last week, according to Huntington CFO Zach Wasserman. The $208 billion-asset regional envisions the acquisition serving as a springboard to local business in Texas, given Veritex’s presence in the Dallas/Fort Worth and Houston markets.

The acquisition of Dallas-based Veritex came together quickly: Huntington management had known Veritex CEO Malcolm Holland for a few years, but deal discussions began in mid-June, Wasserman said.

Huntington didn’t need to do an acquisition in Texas, Wasserman asserted, since the regional lender now has $6 billion in loans and $2 billion in deposits in the state, but “what we saw here was very opportunistic.”

“It’s something we became very convicted about as we learned more about them, in terms of their culture being incredibly well-aligned, and the strategic growth opportunities for us,” he said.

Veritex’s commercial clients are largely in the small and medium-sized business space and the smaller end of the middle market, so Huntington plans to bring its services and capabilities to those customers while $13 billion-asset Veritex offers Huntington the brand recognition and local expertise that can help bolster growth in the state, Wasserman said.

Another area of opportunity is consumer, since “neither of us are really going after the consumer business in Texas,” he said.

“We’ll be launching our full consumer franchise into Texas. There’s 31 branch locations that they’ve got, and I think, over time, you’ll see us expand on that pretty significantly,” he said.

That includes branch expansion, although Wasserman declined to provide specific details.

Veritex is the 10th-largest commercial bank in Texas. With the deal – expected to close in the fourth quarter – Texas becomes Huntington’s third-largest state in terms of deposits.

The bank hasn’t shared specific long-term goals in Texas, but Wasserman said he expects the state and the Dallas/Fort Worth metro area to be some of the largest for Huntington “for a long time to come.”

“We will invest on top of that platform and really build it out even more than it is,” he said.

That includes investments in talent, Wasserman indicated.

Since Huntington has announced rollouts in Texas and the Carolinas and launched some specialty businesses, “we have started to get quite a bit of inbound interest across the board in joining Huntington,” because “bankers want to be part of a platform that’s growing,” he said.

Huntington has about 200 employees in Texas now; once the Veritex deal closes, that’ll be about 1,000, he said. Wasserman declined to share any target for hiring or headcount expansion in the state, but said growth is part of the plan.

To be sure, there’s no shortage of competition across Texas, as national and larger regional banks, as well as local lenders, seek to expand on the backs of population and business growth in the state, through organic growth or merger and acquisition opportunities.

Huntington aims to stand out with a local angle, Wasserman said.

In commercial banking, “that’s actually a pretty differentiated approach,” he said. “In many cases, what we’re seeing is a lot of verticalization in the commercial banking space, where the relationships of local bankers are getting kind of disintermediated by industry experts within different institutions that are often not local.”

Holland will remain with the company after the deal closes and become its Texas chairman “to really help us make a smooth transition and to grow from the platform he and his team have already built,” Wasserman said. “That’s really key.”

Veritex has 800 employees; when asked if all will remain, Wasserman said he expects the large majority will.

“Given the modest size of the deal, retaining relationship managers will be crucial,” JPMorgan analyst Andrew J. Dietrich said in a July 14 note.

Huntington had about 400 people engaged in acquisition diligence, reviewing Veritex’s commercial and industrial business and portfolio – “not only the existing credit, but also just their philosophy,” Wasserman said.

That was essential to ensure the bank’s approach aligned with Huntington’s, so the regional could be comfortable taking over Veritex’s business and living with it for years, he added.

The deal is expected to be modestly accretive to Huntington’s earnings per share, result in minimal tangible book value dilution and has an earn-back period of about one year. Huntington expects to realize 25% cost synergies from Veritex’s expense base, with half in the first year and the remainder in the second year, Dietrich noted.

From here, Huntington remains largely focused on its organic growth strategy, rather than eyeing more M&A deals, although the bank remains “opportunistic,” he said.

“We set a really high bar,” strategically, financially and culturally, with potential acquisitions, Wasserman said. “It’s not often that an opportunity clears those hurdles,” although “if it did, you know, [we’re] open to it.”

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.

PARTICIPANTS IN THE SOLICITATION

Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC.  Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.